Exhibit 99.2

Vinci Partners Reports Second Quarter 2024 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci posted another quarter with double digit growth in Fee Related Earnings, up 24% year-over-year on a per share basis. This remarkable growth was attributed to our exceptional fundraising performance across Private Market strategies over the last twelve months, with highlight to fundraising in our Private Equity division in the second quarter, as VCP IV reached the same size of VCP III in Brazilian reais, an outstanding outcome during one of the most challenging fundraising conditions for the asset class worldwide. Despite the challenges posed by a turbulent global market, marked by uncertainties in interest rates impacting asset performance and fundraising opportunities across various strategies, we have demonstrated resilience and patience, performing well across the board. Momentum is great across the platform with several opportunities for further growth, with the expansion of our alternative asset management capabilities across Latin America, as we aim with this regional effort to strengthen our position as the gateway to alternative assets in Latam."

Dividend

Vinci Partners has declared a quarterly dividend of US$0.17 per share to record holders of common stock at the close of business on August 21, 2024. This dividend will be paid on September 05, 2024.

Second Quarter 2024 Highlights

SEGMENT EARNINGS AND AUM

R$ **1.16**

FRE/Share +24% YoY

R$ **69 bn**

AuM +7% YoY

SECOND QUARTER 2024 HIGHLIGHTS

Closing of MAV Capital Acquisition

VCP IV successfully raised over R$486 million

Vinci Credit Infra surpassed R$1.5 billion in AUM

DISTRIBUTABLE EARNINGS AND DIVIDENDS

R$ **1.10**

Adj. Distributable Eamings (Per Share)

US$ **0.17**

Quarterly Dividend (Per Share)

7.0 %

Dividend Yield (2Q'24 LTM)

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Private Credit), Public Equities, Investment Products and Solutions, Corporate Advisory and Retirement Services. As of June 28, 2024, the firm had R$69 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm ET on Wednesday, August 07, 2024, to announce its second quarter 2024 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at: https://ir.vincipartners.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 2Q24 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

Segment Earnings

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	∆ YoY(%)	2Q'23 YTD	2Q'24 YTD	∆ YoY (%)
Net revenue from management fees	92,769	96,455	114,134	23%	188,646	210,589	12%
Net revenue from advisory fees	14,050	10,359	11,481	(18)%	18,518	21,840	18%
Total Fee Related Revenues[i]	106,819	106,814	125,615	18%	207,164	232,429	12%
Segment personnel expenses	(7,577)	(7,337)	(7,556)	(0)%	(14,741)	(14,893)	1%
Other G&A expenses	(5,036)	(5,996)	(7,025)	40%	(8,494)	(13,022)	53%
Corporate center expenses	(22,410)	(21,087)	(25,750)	15%	(45,016)	(46,837)	4%
Bonus compensation related to management and advisory	(21,049)	(18,748)	(23,380)	11%	(39,111)	(42,128)	8%
Total Fee Related Expenses	(56,071)	(53,168)	(63,711)	14%	(107,361)	(116,879)	9%
FEE RELATED EARNINGS (FRE)ii	50,748	53,646	61,904	22%	99,803	115,550	16%
FRE Margin (%)iii	47.5%	50.2%	49.3%		48.2%	49.7%
FRE per shareiv (R$/share)	0.94	1.01	1.16	24%	1.83	2.17	18%
Net revenue from performance fees	10,765	2,273	5,613	(48)%	12,728	7,886	(38)%
Performance based compensation	(5,368)	(1,009)	(2,503)	(53)%	(6,101)	(3,512)	(42)%
PERFORMANCE RELATED EARNINGS (PRE)[v]	5,397	1,264	3,110	(42)%	6,627	4,374	(34)%
PRE Margin (%)vi	50.1%	55.6%	55.4%		52.1%	55.5%
(-) Unrealized performance fees	–	–	3,483	N/A	–	3,483	N/A
(+) Unrealized performance compensation	–	–	(1,233)	N/A	–	(1,233)	N/A
(+) Realized GP investment income	4,179	4,406	12,379	196%	10,060	16,785	67%
SEGMENT DISTRIBUTABLE EARNINGSvii	60,324	59,316	79,643	32%	116,490	138,959	19%
Segment DE Margin (%)	49.5%	52.3%	54.1%		50.7%	53.3%
(+) Depreciation and amortization	2,028	1,891	1,873	(8)%	3,806	3,764	(1)%
(+) Realized financial income	30,183	12,362	11,421	(62)%	50,272	23,783	(53)%
(-) Leasing expenses	(2,517)	(2,216)	(2,076)	(18)%	(5,148)	(4,292)	(17)%
(-) Other itemsviii	(5,540)	(9,236)	(17,517)	216%	(9,440)	(26,753)	183%
(-) Non-operational expensesix	–	(1,333)	(11,674)	N/A	–	(13,007)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(14,109)	(12,487)	(14,872)	5%	(25,605)	(27,359)	7%
DISTRIBUTABLE EARNINGS (DE)[x]	70,369	48,297	46,797	(33)%	130,375	95,094	(27)%
DE Margin (%)xi	46.3%	38.4%	29.5%		46.5%	33.4%
DE per share (R$/share)	1.30	0.91	0.88	(32)%	2.40	1.79	(25)%
(+) Non-operational expenses (including Income Tax effect)	–	1,308	11,604	N/A	–	12,912	N/A
ADJUSTED DISTRIBUTABLE EARNINGSxii	70,369	49,605	58,401	(17)%	130,375	108,006	(17)%
Adjusted DE Margin (%)xiii	46.3%	39.4%	36.8%		46.5%	38.0%
Adjusted DE per share (R$/share) xiv	1.30	0.93	1.10	(16)%	2.40	2.03	(15)%

Total Fee Related Revenues of R$125.6 million for the quarter ended June 28, 2024, compared to R$106.8 million for the quarter ended June 30, 2023, an increase of 18% year-over year. This increase was pushed by organic growth across Private Market strategies over the quarter and retroactive fees for VCP IV, following new closings with institutional investors both locally and internationally. Fee related revenues were R$232.4 million for the six months ended June 28, 2024, up 12% when compared to the six months ended June 30, 2023, driven by strong fundraising across Private Markets' products.

Fee Related Earnings (“FRE”) of R$61.9 million (R$1.16/share) for the quarter ended June 28, 2024, up 22% year-over-year on an absolute basis and 24% year-over-year on an FRE per share basis when compared the quarter ended June 30, 2023, driven by a higher contribution from management fees in the quarter, following strong fundraising across Private Markets. FRE of R$115.6 million (R$2.17/share) for the six months ended June 28, 2024, up 16% when compared to the six months ended June 30, 2023 on an absolute basis and 18% on an FRE per share basis, driven by stronger management and advisory fees.

FRE Margin was 49.7% for the six months ended June 28, 2024, an increase of 1.5 percentage point year-over-year, following our cost efficiency orientation to contain expenses growth.

Performance Related Earnings (“PRE”) of R$3.1 million for the quarter ended June 28, 2024, down 42% year-over-year. Performance fees remain modest, largely because of the recent volatility in both global and local markets. PRE was R$4.4 million for the six months ended June 28, 2024, a decrease of 34% when compared to the six months ended June 30, 2023.

Segment Distributable Earnings of R$79.6 million for the quarter ended June 28, 2024, compared to R$60.3 million for the quarter ended June 30, 2023, up 32% year-over-year. Segment Distributable Earnings were R$139.0 million for the six months ended June 28, 2024, up 19% year-over-year, when compared to the six months ended June 30, 2023.

Adjusted Distributable Earnings (“DE”) of R$58.4 million (R$1.10/share) for the quarter ended June 28, 2024, compared to R$70.4 million (R$1.30/share) for the quarter ended June 30, 2023, down 17% year-over-year on an absolute basis and 16% year-over-year on an Adjusted DE per share basis. The decline in YoY Distributable Earnings is attributed to a combination of (i) a decrease in financial income following a stellar 2Q’23 for the liquid portfolio, with more favorable market conditions compared to those experienced this year, and (ii) the impact of FX rate depreciation on Vinci’s net debt position in US dollars, which affected the 'Other Items' line. The net exchange variation caused by FX rate depreciation negatively impacted the Adjusted DE by R$6.5 million in the quarter, or R$0.12 per share. Adjusted DE was R$108.0 million (R$2.03/share) for the six months ended June 28, 2024, down 17% when compared to the six months ended June 30, 2023, on an absolute basis and down 15% on an Adjusted DE per share basis.

Adjusted DE Margin was 36.8% for the quarter ended June 28, 2024, a 9.5 percentage point decrease compared to 46.3% for the quarter ended June 30, 2023. For the six months ended June 28, 2024, Adjusted DE Margin reached 38.0%, a decrease of 8.5 percentage points compared to the six months ended June 30, 2023.

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	∆ YoY (%)	2Q'23 YTD	2Q'24 YTD	∆ YoY (%)
Net revenue from management fees	57,842	62,519	81,238	40%	116,274	143,756	24%
Net revenue from advisory fees	275	554	2,197	700%	549	2,751	401%
Total Fee Related Revenues	58,117	63,073	83,434	44%	116,823	146,507	25%
Segment personnel expenses	(3,719)	(3,707)	(3,925)	6%	(7,228)	(7,632)	6%
Other G&A expenses	(2,540)	(2,856)	(3,384)	33%	(3,978)	(6,240)	57%
Corporate center expenses	(13,205)	(12,937)	(16,292)	23%	(26,223)	(29,229)	11%
Bonus compensation related to management and advisory	(8,817)	(8,978)	(12,373)	40%	(17,928)	(21,351)	19%
Total Fee Related Expenses	(28,281)	(28,478)	(35,974)	27%	(55,357)	(64,452)	16%
FEE RELATED EARNINGS (FRE)	29,836	34,595	47,461	59%	61,466	82,056	33%
FRE Margin (%)	51.3%	54.8%	56.9%		52.6%	56.0%
Net revenue from performance fees	2,528	8	3,720	47%	2,535	3,728	47%
Realized performance fees	2,528	8	7,205	185%	2,535	7,213	185%
Unrealized performance fees	–	–	(3,483)	N/A	–	(3,483)	N/A
Performance based compensation	(1,118)	(3)	(1,646)	47%	(1,121)	(1,649)	47%
PERFORMANCE RELATED EARNINGS (PRE)	1,410	4	2,074	47%	1,414	2,079	47%
PRE Margin (%)	55.8%	55.8%	55.8%		55.8%	55.8%
(-) Unrealized performance fees	–	–	3,483	N/A	–	3,483	N/A
(+) Unrealized performance compensation	–	–	(1,233)	N/A	–	(1,233)	N/A
(+) Realized GP investment income	4,179	4,406	12,379	196%	10,060	16,785	67%
SEGMENT DISTRIBUTABLE EARNINGS	35,425	39,005	64,164	81%	72,940	103,170	41%
Segment DE Margin (%)	54.6%	57.8%	62.3%		56.4%	60.5%

ASSETS UNDER MANAGEMENT (AUMxv R$ millions)	29,367	33,018	34,692	18%	29,367	34,692	18%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	26,076	29,763	31,321	20%	26,076	31,321	20%
AVERAGE MANAGEMENT FEE RATE (%)	0.85%	0.80%	1.02%		0.85%	1.02%

Fee Related Earnings (FRE) of R$47.5 million for the quarter ended June 28, 2024, up 59% year-over-year. This growth was fueled by catch-up fees from strong Private Equity fundraising that secured R$486.1 million in new commitments for VCP IV this quarter and rise in management fees across the majority of strategies. FRE was R$82.1 million for the six months ended June 28, 2024, an increase of 33% when compared to the six months ended June 30, 2023. FRE Margin has been positively impacted by the fundraising environment, demonstrating a consistent increase over the quarters.

Performance Related Earnings (PRE) was R$2.1 million for the six months ended June 28, 2024, an increase of 47% when compared to the six months ended June 30, 2023. Realized performance fees were recognized in Infrastructure and Private Credit funds.

Segment Distributable Earnings of R$64.2 million for the quarter ended June 28, 2024, up 81% when compared to the quarter ended June 30, 2023, driven by a higher Fee Related Earnings and Performance Related Earnings in the quarter. Segment DE was R$103.2 million for the six months ended June 28, 2024, up 41% when compared to the six months ended June 30, 2023, boosted by growth in FRE and PRE.

AUM of R$34.7 billion at the end of the second quarter, a 18% year-over-year increase propelled by robust fundraising over the last twelve months across all Private Markets strategies, with highlights for VCP IV in Private Equity, VICC in Infrastructure, Vinci Credit Infra in Credit and VISC in Real Estate.

Investment Products and Solutions

(R$ thousands, unless mentioned)	2Q'23 PFxvi	1Q'24	2Q'24	∆ YoY (%)	2Q'23 YTD PF	2Q'24 YTD	∆ YoY (%)
Net revenue from management fees	20,485	19,814	18,959	(7)%	43,302	38,773	(10)%
Net revenue from advisory fees	8	8	524	6,456%	15	532	3,449%
Total Fee Related Revenues	20,493	19,822	19,484	(5)%	43,318	39,306	(9)%
Segment personnel expenses	(1,997)	(1,627)	(1,527)	(24)%	(3,829)	(3,154)	(18)%
Other G&A expenses	(1,053)	(1,008)	(1,082)	3%	(2,345)	(2,090)	(11)%
Corporate center expenses	(4,677)	(4,100)	(4,659)	(0)%	(9,761)	(8,759)	(10)%
Bonus compensation related to management and advisory	(4,690)	(3,952)	(4,851)	3%	(9,945)	(8,803)	(11)%
Total Fee Related Expenses	(12,417)	(10,687)	(12,118)	(2)%	(25,879)	(22,806)	(12)%
FEE RELATED EARNINGS (FRE)	8,076	9,135	7,365	(9)%	17,438	16,500	(5)%
FRE Margin (%)	39.4%	46.1%	37.8%		40.3%	42.0%
Net revenue from performance fees	1,729	9	214	(88)%	2,519	223	(91)%
Realized performance fees	1,729	9	214	(88)%	2,519	223	(91)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(860)	(4)	(107)	(88)%	(1,176)	(112)	(90)%
PERFORMANCE RELATED EARNINGS (PRE)	870	4	107	(88)%	1,344	111	(92)%
PRE Margin (%)	50.3%	50.0%	49.9%		53.4%	49.9%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	8,946	9,139	7,472	(16)%	18,783	16,611	(12)%
Segment DE Margin (%)	40.3%	46.1%	37.9%		41.0%	42.0%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	26,398	25,756	24,815	(6)%	26,398	24,815	(6)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	26,153	25,507	24,604	(6)%	26,153	24,604	(6)%
AVERAGE MANAGEMENT FEE RATE (%)	0.34%	0.34%	0.33%		0.34%	0.33%

Fee Related Earnings (FRE) of R$7.4 million for the quarter ended June 28, 2024, down 9% year-over-year. FRE was R$16.5 million for the six months ended June 28, 2024, a decrease of 5% when compared to the six months ended June 30, 2023 Pro Forma. This decrease is attributed to outflows, especially within our pension funds strategy, which carries higher fees.

Performance Related Earnings (PRE) was R$107.0 thousand for the quarter ended June 28, 2024, down 88% year-over-year.

Segment Distributable Earnings of R$7.5 million for the quarter ended June 28, 2024, down 16% year-over-year. Segment DE was R$16.6 million for the six months ended June 28, 2024, a decrease of 12% when compared to the six months ended June 30, 2023 Pro Forma, that posted higher contribution from FRE and PRE.

AUM of R$24.8 billion, down 6% year-over-year.

Public Equities

(R$ thousands, unless mentioned)	2Q'23 PF	1Q'24	2Q'24	∆ YoY (%)	2Q'23 YTD PF	2Q'24 YTD	∆ YoY (%)
Net revenue from management fees	14,433	13,964	13,762	(5)%	29,061	27,726	(5)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	14,433	13,964	13,762	(5)%	29,061	27,726	(5)%
Segment personnel expenses	(906)	(889)	(834)	(8)%	(1,837)	(1,723)	(6)%
Other G&A expenses	(388)	(344)	(475)	23%	(668)	(819)	23%
Corporate center expenses	(3,295)	(2,890)	(3,382)	3%	(6,554)	(6,272)	(4)%
Bonus compensation related to management and advisory	(2,104)	(2,004)	(2,267)	8%	(4,178)	(4,270)	2%
Total Fee Related Expenses	(6,693)	(6,126)	(6,958)	4%	(13,237)	(13,084)	(1)%
FEE RELATED EARNINGS (FRE)	7,740	7,838	6,804	(12)%	15,824	14,642	(7)%
FRE Margin (%)	53.6%	56.1%	49.4%		54.5%	52.8%
Net revenue from performance fees	6,507	2,257	1,679	(74)%	7,673	3,935	(49)%
Realized performance fees	6,507	2,257	1,679	(74)%	7,673	3,935	(49)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(3,390)	(1,001)	(749)	(78)%	(3,805)	(1,751)	(54)%
PERFORMANCE RELATED EARNINGS (PRE)	3,117	1,255	929	(70)%	3,868	2,184	(44)%
PRE Margin (%)	47.9%	55.6%	55.3%		50.4%	55.5%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	10,856	9,093	7,733	(29)%	19,691	16,826	(15)%
Segment DE Margin (%)	51.8%	56.1%	50.1%		53.6%	53.1%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	9,115	9,910	9,463	4%	9,115	9,463	4%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	9,066	9,859	9,426	4%	9,066	9,426	4%
AVERAGE MANAGEMENT FEE RATE (%)	0.75%	0.60%	0.61%		0.75%	0.61%

Fee Related Earnings (FRE) of R$6.8 million for the quarter ended June 28, 2024, down 12% year-over-year. FRE was R$14.6 million for the six months ended June 28, 2024, a decrease of 7% when compared to the six months ended June 30, 2023 Pro Forma.

Performance Related Earnings (PRE) of R$929.1 thousand for the quarter ended June 28, 2024, down 70% year-over-year. PRE was R$2.2 million for the six months ended June 28, 2024, a decrease of 44% when compared to the six months ended June 30, 2023 Pro Forma.

Segment Distributable Earnings of R$7.7 million for the quarter ended June 28, 2024, down 29% year-over-year. Segment DE was R$16.8 million for the six months ended June 28, 2024, a decrease of 15% when compared to the six months ended June 30, 2023 Pro Forma.

AUM was R$9.4 billion at the end of the second quarter, up 4% year-over-year.

Corporate Advisory

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	∆ YoY (%)	2Q'23 YTD	2Q'24 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	13,768	9,797	8,760	(36)%	17,954	18,557	3%
Total Fee Related Revenues	13,768	9,797	8,760	(36)%	17,954	18,557	3%
Segment personnel expenses	(525)	(553)	(609)	16%	(996)	(1,162)	17%
Other G&A expenses	(241)	(170)	(285)	18%	(315)	(455)	44%
Corporate center expenses	(1,120)	(1,054)	(1,287)	15%	(2,251)	(2,342)	4%
Bonus compensation related to management and advisory	(4,735)	(3,093)	(2,768)	(42)%	(5,758)	(5,861)	2%
Total Fee Related Expenses	(6,622)	(4,870)	(4,949)	(25)%	(9,320)	(9,820)	5%
FEE RELATED EARNINGS (FRE)	7,146	4,926	3,810	(47)%	8,634	8,737	1%
FRE Margin (%)	51.9%	50.3%	43.5%		48.1%	47.1%
SEGMENT DISTRIBUTABLE EARNINGS	7,146	4,926	3,810	(47)%	8,634	8,737	1%
Segment DE Margin (%)	51.9%	50.3%	43.5%		48.1%	47.1%

Fee Related Earnings (FRE) of R$3.8 million for the quarter ended June 28, 2024. FRE was R$8.7 million for the six months ended June 28, 2024, an increase of 1% when compared to the six months ended June 30, 2023.

Segment Distributable Earnings for the six months ended June 28, 2024 were R$8.7 million, an increase of 1% year-over-year when compared to the six months ended June 30, 2023.

Retirement Services

(R$ thousands, unless mentioned)/	2Q'23	1Q'24	2Q'24	∆ YoY (%)	2Q'23 YTD	2Q'24 YTD	∆ YoY (%)
Net revenue from management fees	9	158	175	1,901%	9	334	3,679%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	9	158	175	1,901%	9	334	3,679%
Segment personnel expenses	(429)	(561)	(661)	54%	(851)	(1,222)	44%
Other G&A expenses	(814)	(1,618)	(1,799)	121%	(1,188)	(3,418)	188%
Corporate center expenses	(112)	(105)	(129)	15%	(227)	(234)	3%
Bonus compensation related to management and advisory	(703)	(721)	(1,122)	60%	(1,300)	(1,843)	42%
Total Fee Related Expenses	(2,058)	(3,006)	(3,712)	80%	(3,566)	(6,717)	88%
FEE RELATED EARNINGS (FRE)	(2,049)	(2,847)	(3,537)	73%	(3,558)	(6,384)	79%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(2,049)	(2,847)	(3,537)	73%	(3,558)	(6,384)	79%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	15	147	241	1,460%	15	241	1,460%
AVERAGE MANAGEMENT FEE RATE (%)	0.42%	0.58%	0.39%		0.42%	0.39%

Fee Related Earnings (FRE) of negative R$3.5 million for the quarter ended June 28, 2024. FRE was negative R$6.4 million for the six months ended June 28, 2024.

VRS reached R$ 241.4 million in AUM by the end of the second quarter. We are experiencing a pickup in flows for VRS following the launch of the MIO platform.

Income Statement

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	∆ YoY (%)	2Q'23 YTD	2Q'24 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	92,769	96,455	114,134	23%	188,646	210,589	12%
Net revenue from performance fees	10,765	2,273	5,613	(48)%	12,728	7,886	(38)%
Realized performance fees	10,765	2,273	9,096	(16)%	12,728	11,369	(11)%
Unrealized performance fees	–	–	(3,483)	N/A	–	(3,483)	N/A
Net revenue from advisory	14,050	10,359	11,481	(18)%	18,518	21,840	18%
Total net revenues from services rendered	117,584	109,087	131,228	12%	219,892	240,315	9%
EXPENSES
Bonus related to management and advisory	(21,049)	(18,748)	(23,380)	11%	(39,111)	(42,128)	8%
Performance based compensation	(5,368)	(1,009)	(2,503)	(53)%	(6,101)	(3,512)	(42)%
Realized	(5,368)	(1,009)	(3,736)	(30)%	(6,101)	(4,745)	(22)%
Unrealized	–	–	1,233	N/A	–	1,233	N/A
Total compensation and benefitsxvii	(26,417)	(19,757)	(25,883)	(2)%	(45,212)	(45,640)	1%
Segment personnel expenses	(7,577)	(7,337)	(7,556)	(0)%	(14,741)	(14,893)	1%
Other general and administrative expenses	(5,036)	(5,996)	(7,025)	39%	(8,494)	(13,021)	53%
Corporate center expenses	(22,410)	(21,087)	(25,750)	15%	(45,016)	(46,837)	4%
Total expenses	(61,439)	(54,177)	(66,214)	8%	(113,462)	(120,391)	6%
Operating profit	56,145	54,910	65,014	16%	106,430	119,924	13%
OTHER ITEMS
GP Investment income	34,651	13,509	4,250	(88)%	14,451	17,759	23%
Realized gain from GP investment income	4,179	4,406	12,379	196%	10,060	16,785	67%
Unrealized gain from GP investment income	30,472	9,103	(8,128)	N/A	4,391	975	(78)%
Financial income	30,183	12,362	11,421	(62)%	50,272	23,783	(53)%
Realized gain from financial income	30,183	12,362	11,421	(62)%	50,272	23,783	(53)%
Unrealized gain from financial income	0	–	–	N/A	0	–	N/A
Leasing expenses	(2,517)	(2,216)	(2,076)	(18)%	(5,148)	(4,292)	(17)%
Other items	(11,573)	(14,992)	(21,249)	84%	(11,422)	(36,241)	217%
Share Based Plan	(3,493)	(6,148)	(5,660)	62%	(5,600)	(11,808)	111%
Non-operational expenses	–	(1,333)	(11,674)	N/A	–	(13,007)	N/A
Total Other Items	47,251	1,182	(24,988)	N/A	42,553	(23,806)	N/A
Profit before income taxes	103,396	56,092	40,026	(61)%	148,983	96,118	(35)%
(-) Income taxes	(11,844)	(10,384)	(11,679)	(1)%	(24,725)	(22,063)	(11)%
NET INCOME	91,552	45,708	28,347	(69)%	124,258	74,055	(40)%
(+) Non-operational expenses (including Income Tax effect)	–	1,308	11,604	N/A	–	12,912	N/A
(-) Contingent consideration adjustment related to acquisitions	4,804	3,799	3,870	(19)%	2,130	7,669	260%
ADJUSTED NET INCOME	96,356	50,815	43,821	(55)%	126,388	94,636	(25)%

Total net revenues from services rendered of R$131.2 million for the quarter ended June 28, 2024, up 12% year-over-year. This growth was driven by stronger management fees in the period. Net revenues for the six months ended June 28, 2024, were R$240.3 million, representing a 9% increase when compared to the six months ended June 30, 2023, a result from higher advisory and management fees in the period.

•	Management fee revenues of R$114.1 million for the quarter ended June 28, 2024, up 23% year-over-year. Although Private Markets revenues continue to grow and push FRE for the platform, IP&S have been suffering headwinds in the pension plans strategy propelled by tougher macro conditions. Management fees of R$210.6 million for the six months ended June 28, 2024, up 12% when compared to the six months ended June 30, 2023, due to a strong fundraising across Private Markets products.

•	Performance fee revenues of R$5.6 million for the quarter ended June 28, 2024, down 48% year-over-year. Performance fee revenues of R$7.9 for the six months ended June 28, 2024, a decrease of 38% when compared to the six months ended June 30, 2023.

•	Advisory fee revenues of R$11.5 million for the quarter ended June 28, 2024, compared to R$14.1 million for the quarter ended June 30, 2023, a decrease of 18% year-over-year. Advisory revenues for the six months ended June 28, 2024, were R$21.8 million, up 18% when compared to the six months ended June 30, 2023.

Total expenses for the quarter ended June 28, 2024, of R$66.2 million, compared to R$61.4 million for the quarter ended June 30, 2023, an increase of 8% year-over-year. Total expenses for the six months ended June 28, 2024, were R$120.4 million, up 6% when compared to the six months ended June 30, 2023. Disregarding Vinci Retirement Services, total operating expenses summed R$113.7 million, up 3% when compared to the six months ended June 30, 2023, following our cost efficiency orientation to contain expenses growth.

•	Bonus related to management and advisory fees of R$23.4 million for the quarter ended June 28, 2024, compared to R$21.0 million for the quarter ended June 30, 2023, a 11% increase year-over-year. Bonus related to management and advisory was R$42.1 million for the six months ended June 28, 2024, up 8% year-over-year, when compared to the six months ended June 30, 2023.

•	Performance based compensation of R$2.5 million for the quarter ended June 28, 2024, compared to R$5.4 million for the quarter ended June 30, 2023, a decrease of 53% year-over-year. Performance based compensation for the six months ended June 28, 2024, was R$3.5 million, a decrease of 42% when compared to the six months ended June 30, 2023.

•	Segment personnel expensesxviii of R$7.6 million for the quarter ended June 28, 2024, flat year-over-year. Segment personnel expenses for the six months ended June 28, 2024, was R$14.9 million, up 1% when compared to the six months ended June 30, 2023.

•	Corporate center expensesxix of R$25.8 million for the quarter ended June 28, 2024, compared to R$22.4 million for the quarter ended June 30, 2023, an increase of 15% year-over-year. Corporate center expenses for the six months ended June 28, 2024, were R$46.8 million, up 4% year-over-year, when compared to the six months ended June 30, 2023.

•	Other general and administrative expensesxx of R$7.0 million for the quarter ended June 28, 2024, compared to R$5.0 million for the quarter ended June 30, 2023, an increase of 39% year-over-year. Other G&A expenses for the six months ended June 28, 2024, were R$13.0 million, up 53% when compared to the six months ended June 30, 2023.

Operating Profit of R$65.0 million for the quarter ended June 28, 2024, compared to R$56.1 million for the quarter ended June 30, 2023, an increase of 16% year-over-year. Operating profit for the six months ended June 28, 2024, was R$119.9 million, up 13% when compared to the six months ended June 30, 2023.

GP Investment incomexxi, a result of the company’s GP investments in its proprietary private market funds, was R$4.2 million for the quarter ended June 28, 2024, compared to R$34.7 million for the quarter ended June 30, 2023. This decline was primarily due to changes in market conditions. In the second quarter of 2023, REITs experienced significant appreciation due to a more favorable market environment compared to the present, which led to substantial mark-to-market adjustments. GP Investment income for the six months ended June 28, 2024, was R$17.8 million compared to R$14.5 million for the six months ended June 30, 2023.

Financial Incomexxii of R$11.4 million for the quarter ended June 28, 2024, compared to R$30.2 million for the quarter ended June 30, 2023. Financial income for the six months ended June 28, 2024, was R$23.8 million, down 53% when compared to the six months ended June 30, 2023.

Leasing Expensesxxiii of R$2.1 million for the quarter ended June 28, 2024, compared to R$2.5 million for the quarter ended June 30, 2023, down 18% year-over-year.

Other Items of negative R$21.2 million for the quarter ended June 28, 2024. Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses. This quarter, the net exchange variation caused by FX rate depreciation negatively impacted the “Other Items” line by R$6.5 million.

Share Based Plan expensesxxiv of R$5.7 million for the quarter ended June 28, 2024. For the six months ended June 28, 2024, share based plan expenses accounted for R$11.8 million.

Profit before income taxes of R$40.0 million for the quarter ended June 28, 2024. For the six months ended June 28, 2024, profit before income taxes was R$96.1 million.

Income Taxesxxv of R$22.1 million for the six months ended June 28, which represented an effective tax rate of 23%, compared to R$24.7 million for the six months ended June 30, 2023, which represented an effective tax rate of 17%, marking an increase of 6.4 percentage points year-over-year.

Non-operational expenses of R$11.6 million for the quarter ended June 28, 2024. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of R$3.9 million for the quarter ended June 28, 2024. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027.

Adjusted Net Income of R$43.8 million for the quarter ended June 28, 2024, compared to R$96.4 million for the quarter ended June 30, 2023. Adjusted Net Income was R$94.6 million for the six months ended June 28, 2024.

Supplement Details

Assets Under Management (AUM) Rollforward – R$ millions

For the Three Months Ended June 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	14,417	9,910	25,756	3,947	7,061	5,459	147	2,133	68,831
(+/-) Capital Subscription / (capital return)	403	–	–	(48)	(145)	79	–	81	370
(+) Capital Subscription	486	–	–	–	–	132	–	174	792
(-) Capital Return	(83)	–	–	(48)	(145)	(53)	–	(93)	(422)
(+) Acquisitions	–	–	–	–	–	540	–	–	540
(+/-) Net Inflow / (outflow)	–	(51)	(1,294)	–	82	119	93	–	(1,052)
(+/-) Appreciation / (depreciation)	704	(396)	353	45	(272)	64	2	25	524
Ending Balance	15,524	9,463	24,815	3,943	6,726	6,260	241	2,239	69,212

For the Twelve months Ended June 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	13,511	9,115	26,398	2,431	6,008	5,308	15	2,108	64,895
(+/-) Capital Subscription / (capital return)	1,031	–	544	1,349	723	(23)	–	(196)	3,428
(+) Capital Subscription	1,389	–	548	1,497	1,251	198	–	179	5,062
(-) Capital Return	(359)	–	(4)	(147)	(528)	(221)	–	(375)	(1,634)
(+) Acquisitions	–	–	–	–	–	540	–	–	540
(+/-) Net Inflow / (outflow)	–	(190)	(4,234)	–	144	111	220	–	(3,950)
(+/-) Appreciation / (depreciation)	983	539	2,107	163	(150)	324	6	328	4,299
Ending Balance	15,524	9,463	24,815	3,943	6,726	6,260	241	2,239	69,212

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended June 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	11,240	9,859	25,507	3,870	7,061	5,459	147	2,133	65,277
(+/-) Capital Subscription / (capital return)	411	–	–	(34)	(145)	79	–	(87)	223
(+) Capital Subscription	486	–	–	–	–	132	–	6	624
(-) Capital Return	(75)	–	–	(34)	(145)	(53)	–	(93)	(401)
(+) Acquisitions	–	–	–	–	–	519	–	–	519
(+/-) Net Inflow / (outflow)	–	(51)	(1,256)	–	82	119	93	–	(1,014)
(+/-) Appreciation / (depreciation)	735	(382)	352	63	(272)	64	2	25	587
Ending Balance	12,385	9,426	24,604	3,899	6,726	6,240	241	2,072	65,592

For the Twelve months Ended June 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	10,268	9,066	26,153	2,383	6,008	5,308	15	2,108	61,310
(+/-) Capital Subscription / (capital return)	1,033	–	544	1,363	723	(23)	–	(364)	3,276
(+) Capital Subscription	1,339	–	548	1,497	1,251	198	–	11	4,844
(-) Capital Return	(306)	–	(4)	(133)	(528)	(221)	–	(375)	(1,568)
(+) Acquisitions	–	–	–	–	–	519	–	–	519
(+/-) Net Inflow / (outflow)	–	(190)	(4,190)	–	144	111	220	–	(3,905)
(+/-) Appreciation / (depreciation)	1,084	551	2,097	153	(150)	324	6	328	4,392
Ending Balance	12,385	9,426	24,604	3,899	6,726	6,240	241	2,072	65,592

Accrued Performance Fees – Private Market Funds

(R$ mm)	1Q'24	Unrealized Performance Fees	Realized Distributions	2Q'24
Private Equity	245.7	62.1	-	307.7
Infrastructure	21.0	(9.2)	3.7	15.6
Credit	0.2	(0.1)	-	0.1
Vinci SPS	27.5	(2.4)	-	25.0
Total	294.4	50.4	3.7	348.5

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

In the 2Q’24, a portion of the performance from the FIP Infra Transmissão fund, initially booked as unrealized, was recognized as realized due to a capital return. By the end of the second quarter of 2024, the Infrastructure fund still had R$10.7 million booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$307.7 million, for the Credit fund VCM of R$ 0.1 million, for the Vinci SPS fund SPS III of R$ 25.0 million and for the Infrastructure fund VIAS of R$4.8 million as of the end of the second quarter of 2024 have not been booked as unrealized performance fees in the company´s balance sheet.

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxxvi (R$ millions)	2Q’24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	IP&S	195.5	1.6%	3.6%	8.7%	23.9%	CDI[4]	CDI[4]
Atlas Strategyxxvii	IP&S	321.1	0.5%	1.5%	5.4%	14.6%	CDI[4]	CDI[4]
Total Return Strategyxxviii	Public Equities	366.4	(2.9)%	(6.0)%	2.7%	28.6%	IPCA[5] + Yield IMA-B7	IPCA[5] + Yield IMA-B7
Mosaico Strategyxxix	Public Equities	936.4	(5.6)%	(7.2)%	3.4%	20.6%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	429.0	(4.1)%	(7.6)%	4.0%	22.7%	IBOV[5]	IBOV[5]
Valorem Strategyxxx	IP&S	1,245.3	1.8%	3.3%	7.1%	18.2%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategyxxxi	IP&S	1,752.5	1.7%	3.3%	7.2%	17.8%	IPCA[6]	-
Vinci Retorno Real FIM	IP&S	162.5	3.6%	4.0%	5.6%	19.0%	IMA-B7	IMA-B7
Vinci Crédito Imobiliário II	Private Credit	786.4	(0.5)%	0.6%	5.1%	19.8%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Private Credit	73.4	3.0%	6.3%	13.9%	28.8%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Private Credit	581.6	(0.3)%	2.2%	7.6%	17.2%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Private Credit	369.4	1.6%	4.4%	10.8%	19.8%	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	3,354.2	(2.7)%	(5.2)%	8.0%	39.7%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,252.9	(8.5)%	(12.5)%	(18.6)%	2.9%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	574.8	(7.7)%	(4.1)%	(18.6)%	(5.5)%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate / Private Credit (listed REIT)	64.9	(0.2)%	(1.6)%	11.4%	44.4%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	178.9	(10.6)%	(16.3)%	(11.7)%	16.1%	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate / Private Credit (listed REIT)	153.3	5.1%	4.8%	13.8%	-	IFIX[8]	IPCA[6] + X9%
VICA11	Real Estate / Private Credit (REIT)	376.1	0.1%	0.3%	0.4%	-	IFIX[8]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	58.9	(1.0)%	1.2%	7.4%	23.4%	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	572.5	(3.3)%	(8.7)%	(0.8)%	24.2%	-	-

Benchmark	2Q'24	YTD	12 M	24 M
IBOV	(3.3)%	(7.7)%	4.9%	25.7%
CDI	2.5%	5.2%	11.7%	26.8%
IMA-B 5	1.2%	3.3%	8.2%	19.3%
IPCA + Yield IMA-B	2.6%	5.7%	10.2%	21.3%
IPCA	1.1%	2.5%	4.2%	7.5%
IFIX	(1.8)%	1.1%	6.1%	19.7%

Investment Records – Closed End Private Markets fundsxxxii

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxiii (BRL)	Gross MOIC (USD)	Gross IRRxxxiv (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	137	5,202	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,923	2,274	4,197	2.0x	1.1x	10.0%	1.4%
VCP III	Private Equity	2018	4,000	2,342	54	4,975	5,029	2.1x	2.0x	33.0%	29.8%
VCP IV	Private Equity	2022	2,691	329	–	455	455	1.6x	1.6x	–	–
VCP Strategyxxxv	Private Equity		10,306	5,940	7,041	7,841	14,882	2.5x	2.2x	64.6%	70.2%
NE Empreendedorxxxvi	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	95	163	257	1.9x	1.6x	20.2%	14.2%
VIR IV	Private Equity	2020	1,000	424	154	422	576	1.4x	1.4x	25.4%	31.5%
VIR Strategyxxxvii	Private Equity		1,276	571	275	585	859	1.5x	1.5x	22.2%	28.2%
SPS I	Vinci SPS	2018	128	191	261	84	346	1.8x	1.6x	26.1%	19.1%
SPS II	Vinci SPS	2020	671	1,006	881	651	1,532	1.5x	1.5x	24.2%	23.9%
SPS III	Vinci SPS	2021	1,071	917	118	1,100	1,218	1.3x	1.2x	31.1%	23.8%
SPS Strategyxxxviii	Vinci SPS		1,870	2,115	1,261	1,836	3,096	1.5x	1.4x	26.0%	22.8%
FIP Transmissãoxxxix	Infrastructure	2017	211	104	261	116	377	3.6x	2.7x	57.5%	42.7%
VIASxl	Infrastructure	2021	386	350	–	409	409	1.3x	1.4x	24.0%	25.3%
VICCxli	Infrastructure	2022	1,566	–	–	–	–	–	–	–	–
VFDLxlii	Real Estate	2021	422	272	14	305	320	1.2x	1.1x	13.2%	6.1%
Vinci Credit Infraxliii	Private Credit	2022	1,583	688	–	740	740	1.2x	1.2x	NM	NM

Shareholder Dividends

($ in thousands)	3Q'22	4Q'22	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24
Adjusted Distributable Earnings (R$)	73,195	55,792	60,006	70,369	51,820	63,641	49,605	58,401
Adjusted Distributable Earnings (US$)xliv	14,350	10,618	11,994	14,290	10,647	12,829	9,801	10,331
Adjusted DE per Common Share (US$)xlv	0.26	0.19	0.22	0.26	0.20	0.24	0.18	0.19
Actual Dividend per Common Sharexlvi	0.20	0.17	0.16	0.20	0.17	0.20	0.17	0.17
Record Date	Nov 23, 2022	Mar 01, 2023	May 25, 2023	Aug 24, 2023	Nov 22, 2023	Feb 22, 2024	May 23, 2024	Aug 21, 2024
Payable Date	Dec 08, 2022	Mar 15, 2023	Jun 09, 2023	Sep 08, 2023	Dec 07, 2023	Mar 07, 2024	Jun 07, 2024	Sep 05, 2024

Vinci Partners generated R$1.10 or US$0.19 of Adjusted Distributable Earnings per common share for the second quarter of 2024. The company declared a quarterly dividend of US$0.17 per common share to record holders as of August 21, 2024; payable on September 05, 2024.

Share Summary

VINP Shares	2Q'22	3Q'22	4Q'22	1Q23	2Q’23	3Q'23	4Q’23	1Q'24	2Q'24
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Axlvii	41,112,717	40,892,619	40,614,497	40,247,461	39,730,720	39,405,827	39,312,578	38,778,597	38,779,209
Common Shares Outstanding	55,578,956	55,358,858	55,080,736	54,713,700	54,196,959	53,872,066	53,778,817	53,244,836	53,245,448

Common Shares Outstanding as of quarter end of 53,245,448 shares.

•	Repurchased 220,135 common shares in the quarter, with an average share price of US$10.8.

•	Repurchased 4,311,120 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.7.

•	A new share repurchase plan was approved on February 07, 2024, to buy back up to R$60.0 million of the company’s outstanding shares. As of June 28, 2024, the remaining authorization for the share repurchase plan was R$19.0 million.

GP Commitment in Vinci Partners funds

(R$ millions, unless mentioned) Fund	Segment	2Q’24 Commitments	Total Capital Committed	2Q’24 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (2Q’24)	Accumulated Capital Returned/ Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	0.0	3.2	–	1.6	3.4
VCP III	Private Equity	–	3.1	–	2.8	–	–	4.1
VIR IV	Private Equity	–	11.1	0.9	6.5	–	1.7	6.4
VCP IV	Private Equity	–	350.0	33.2	33.2	–	–	41.8
FIP Infra Transmissão (co- investmentxlviii	Infrastructure	–	29.5	–	8.9	3.0	23.9	7.4
FIP Infra Transmissãoxlix	Infrastructure	–	10.5	–	3.4	0.7	7.3	2.1
VIAS	Infrastructure	–	50.0	–	37.5	–	–	50.7
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	19.1
VICC	Infrastructure	–	100.0	0.7	2.3	–	–	0.0
VFDL	Real Estate	–	70.0	3.5	55.6	–	–	62.6
VIUR	Real Estate	–	67.3	–	67.3	1.4	18.0	44.7
VINO	Real Estate	–	50.0	–	50.0	0.9	8.6	31.7
Vinci FOF Imobiliário	Real Estate	20.0	36.9	20.0	36.9	22.0	22.5	20.0
VCRI	Real Estate / Private Credit	–	80.0	–	80.0	2.7	24.1	72.8
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate / Private Credit	–	23.0	–	23.0	0.7	5.4	22.9
Vinci Crédito Infra Institucional	Private Credit	–	100.0	12.7	56.9	–	–	62.6
VSP FIM	IP&S	–	50.0	5.2	17.7	0.3	1.4	21.4
Vinci PIPE FIA	Public Equities	–	25.0	–	25.0	–	–	21.1
Vinci US Real Estate	Real Estate	11.6	46.4	11.6	46.4	–	–	51.5
FDIRS	Infrastructure	–	15.0	–	15.0	–	–	15.7
Total		31.6	1,149.2	87.9	582.9	31.6	114.5	562.1

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	2Q'23 YTD	2Q'24 YTD

OPERATING PROFIT	56,145	54,910	65,014	106,430	119,924
(-) Net revenue from realized performance fees	(10,765)	(2,273)	(9,096)	(12,728)	(11,369)
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
(+) Compensation allocated in relation to performance fees	5,368	1,009	2,503	6,101	3,512
FEE RELATED EARNINGS (FRE)	50,748	53,646	61,904	99,803	115,550

OPERATING PROFIT	56,145	54,910	65,014	106,430	119,924
(-) Net revenue from management fees	(92,769)	(96,455)	(114,134)	(188,646)	(210,589)
(-) Net revenue from advisory	(14,050)	(10,359)	(11,481)	(18,518)	(21,840)
(+) Bonus related to management and advisory	21,049	18,748	23,380	39,111	42,128
(+) Personnel expenses	7,577	7,337	7,556	14,741	14,893
(+) Other general and administrative expenses	5,036	5,996	7,025	8,494	13,021
(+) Corporate center expenses	22,410	21,087	25,750	45,016	46,837
PERFORMANCE RELATED EARNINGS (PRE)	5,397	1,264	3,110	6,627	4,374

OPERATING PROFIT	56,145	54,910	65,014	106,430	119,924
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
(+) Compensation allocated in relation to unrealized performance fees	–	–	(1,233)	–	(1,233)
(+) Realized gain from GP investment income	4,179	4,406	12,379	10,060	16,785
SEGMENT DISTRIBUTABLE EARNINGS	60,324	59,316	79,643	116,490	138,959

NET INCOME	91,552	45,708	28,347	124,258	74,055
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
(+) Income tax from unrealized performance fees	–	–	(401)	–	(401)
(+) Compensation allocated in relation to unrealized performance fees	–	–	(1,233)	–	(1,233)
(-) Unrealized gain from GP investment income	(30,472)	(9,103)	8,128	(4,391)	(975)
(+) Income tax on unrealized gain from GP investment income	10	283	(987)	10	(704)
(-) Unrealized gain from financial income	(0)	–	0	(0)	0
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	4,804	3,799	3,870	2,130	7,669
(+) Depreciation and amortization³	2,028	1,891	1,873	3,806	3,764
(+) Share Based Plan	2,248	6,148	3,529	4,355	9,677
(-) Income Taxes on Share Based Plan	199	(429)	188	207	(241)
(+) Non-operational expenses including income tax related to realized expense	–	1,308	11,604	–	12,912
ADJUSTED DISTRIBUTABLE EARNINGS	70,369	49,605	58,401	130,375	108,006

TOTAL NET REVENUE FROM SERVICES RENDERED	117,584	109,087	131,228	219,892	240,315
(-) Net revenue from realized performance fees	(10,765)	(2,273)	(9,096)	(12,728)	(11,369)
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	106,819	106,814	125,615	207,164	232,429

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	2Q'23	2Q'24	2Q'23 YTD	2Q'24 YTD
Profit (loss) before income taxes	103,396	40,026	148,983	96,118
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(35,154)	(13,609)	(50,654)	(32,680)
Reconciliation adjustments:
Expenses not deductible	(2)	-	(64)	(99)
Tax benefits	7	109	42	146
Share based payments	(224)	(347)	(253)	(685)
Tax loss	-	(1,288)	-	(2,206)
Effect of presumed profit of subsidiaries[l]and offshore subsidiaries	23,410	3,420	26,072	13,401
Other additions (exclusions), net	119	36	132	60
Income taxes expenses	(11,844)	(11,679)	(24,725)	(22,063)
Current	(14,605)	(14,188)	(27,122)	(27,059)
Deferred	2,761	2,509	2,397	4,996
Effective tax rate	11%	29%	17%	23%

Balance Sheet Results

Assets	03/31/2024	06/28/2024
Current assets
Cash and cash equivalents	531,988	592,308
Cash and bank deposits	45,738	45,831
Financial instruments at fair value through profit or loss	85,649	120,084
Financial instruments at amortized cost	400,601	426,393
Financial instruments at fair value through profit or loss	1,221,642	1,307,884
Accounts receivable	89,701	71,496
Sub-leases receivable	3,601	3,368
Taxes recoverable	1,630	3,775
Other assets	25,169	24,249
Total current assets	1,873,731	2,003,080

Non-current assets
Financial instruments at fair value through profit or loss	57,965	74,679
Accounts receivable	16,412	14,108
Sub-leases receivable	1,079	456
Taxes recoverable	1,139	1,930
Deferred taxes	16,395	18,732
Other assets	19,556	27,353
	112,546	137,258

Property and equipment	11,924	11,638
Right of use - Leases	55,917	53,515
Intangible assets	215,527	249,850
Total non-current assets	395,914	452,261

Total Assets	2,269,645	2,455,341

Liabilities and equity	03/31/2024	06/28/2024
Current liabilities
Trade payables	348	1,495
Deferred Revenue	10,419	–
Leases	25,104	24,919
Accounts payable	6,052	6,276
Labor and social security obligations	27,325	55,721
Loans and obligations	78,138	76,346
Taxes and contributions payable	18,618	22,780
Total current liabilities	166,004	187,537

Non-current liabilities
Leases	43,188	38,738
Labor and social security obligations	6,784	6,457
Loans and Obligations	554,452	652,493
Deferred taxes	4,303	3,926
Retirement plans liabilities	144,782	229,896
	753,509	931,510

Total liabilities	919,513	1,119,047

Equity
Share capital	15	15
Additional paid-in capital	1,408,438	1,405,559
Treasury shares	(201,165)	(201,748)
Retained Earnings	104,244	87,185
Other reserves	37,185	44,440
	1,348,717	1,335,451

Non-controlling interests in the equity of subsidiaries	1,415	843

Total equity	1,350,132	1,336,294

Total liabilities and equity	2,269,645	2,455,341

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

FONT STYLE="font-family: Times New Roman, Times, Serif; font-size: 10pt">[v] “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xi “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

xii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, less non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

xiii “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, and net revenue from advisory services and realized gain from investment income.

xiv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

xv “AUM” refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xvi In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3 billion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and last twelve months reflect the retroactive adjustment for this managerial reassignment.

xvii “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

xviii “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xix “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xx “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xxi “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxii “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

xxiii “Leasing expenses” include costs from the company’s sub-leasing activities.

xxiv “Share Based Plan” is the composition of two benefit programs: SOP (Stock Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxv Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxvi NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xxvii Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza.

xxviii Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA.

xxix Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA.

xxx Valorem Strategy includes the funds Valorem FIM and Valorem Advisory.

xxxi Equilibrio Strategy comprises IP&S Family of pension plans.

xxxii Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxiii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxiv “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxv Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 1Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund, which are presented as of 2Q’24.

xxxvi Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

xxxvii Track record for VIR strategy is presented as of 1Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxviii Track record for Vinci SPS strategy is presented as of 2Q’24.

xxxix Track record for FIP Infra is presented as of 1Q’24.

xl Track record for VIAS is presented as of 1Q’24.

xli Total Commitments for VICC are presented as of 2Q’24.

xlii Track record for VFDL is presented as of 2Q’24.

xliii Track record for Vinci Credit Infra is presented as of 2Q’24.

xliv US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.6528 as of August 06, 2024, when dividends were approved by our Board of Directors.

xlv Per Share calculations are based on end of period Participating Common Shares.

xlvi Actual dividends per common share are calculated considering the share count as of the applicable record date.

xlvii As of June 28, 2024, Public Float was comprised of 12,248,340 Class A common shares.

xlviii The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

xlix The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

l Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.